Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com
Resident Hong Kong Partners
James C. Lin * Gerhard Radtke * Martin Rogers **	Miranda So * James Wadham ** Xuelin Wang *
Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

November 14, 2024

Re:	Pony AI Inc. Registration Statement on Form F-1 CIK No. 0001969302

Joseph Cascarano

Robert Littlepage

Mariam Mansaray

Matthew Crispino

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, Pony AI Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Company”), we are filing herewith Amendment No. 2 to the Company’s registration statement on Form F-1 (the “Registration Statement”) containing a preliminary prospectus with an estimated price range and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

The Company respectfully advises the staff of the Commission (the “Staff”) that the Company plans to commence the road show for the proposed offering shortly hereafter and expects to have the Registration Statement declared effective by the Staff on or about November 20, 2024. The Company, together with the underwriters, will file joint acceleration requests in time before the requested effective time. The Company would greatly appreciate the Staff’s continuing assistance and support to the Company in meeting the proposed timetable for the offering.

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November 14, 2024

If you have any questions regarding this submission, please contact Li He at +852-2533-3306 (li.he@davispolk.com) or Kevin Zhang at +852 2533-3384 (kevin.zhang@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Mr. Tian Gao, Vice President
Pony AI Inc.

Shuang Zhao, Esq.
Cleary Gottlieb Steen & Hamilton LLP

Wei Zhang
Deloitte Touche Tohmatsu Certified Public Accountants LLP

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